TSX Venture Exchange Symbol: TGC
Berlin Stock Exchange Symbol: GLT

May 20, 2003

News Release

Mr. Harvey Keats, President of Terra Nova Gold Corp. (the "Company") is pleased to announce that mobilization is underway for a Phase I, 1,600 metre drill program on the Cape Ray Gold Project located in southwest Newfoundland. All of the drilling in the program will focus on the 04 deposit, where previous owners carried out over 9,000 metres of drilling in 35 holes, and identified two principal veins (the 'A' and 'B' veins) with significant gold mineralization. Phase I drilling is expected to begin within a week.

In 1990, Kilborn Engineering prepared a feasibility study for a previous owner that included the 04 deposit. The report quoted a geological in situ drill indicated mineral inventory at the 04 deposit of 600,000 tonnes of 7.2 g/t gold to a depth of 300 metres. The tonnage and grade were calculated at a minimum mining width of 1.5 metres and a cut-off grade of 3.4 g/t gold. Based on drill spacing, the tonnage estimates at the 04 deposit could be classified as indicated resources, however, management has classified the estimates as inferred resources, based on the uncertain economic viability of the 04 deposit at this time.

The Company has recently re-modeled the 04 deposit with a 3D modeling program and has designed a Phase I program with the following objectives:

1)    Test the down-plunge extensions of the A and B veins;
2)    Test the up-plunge extension of the B vein;
3)    Test down dip and up dip of several sections of the A and B veins that appear to have significant potential to     increase the size of the veins.

The Cape Ray Gold Project is an advanced stage exploration project with four known deposits related to the Cape Ray Fault Zone. The Project has three separate claim groups: 1) the Cape Ray claim group, which contains the 04 and 41 deposits; 2) the Big Pond claim group, which contains the Big Pond deposit; 3) the Isle aux Morts claim group, which contains the Isle aux Morts deposit.

Drilling on the Isle aux Morts area in late 2002 was focused on determining the open pit potential of the Isle aux Morts deposit. Five of the holes were drilled into the known Isle aux Morts deposit, all of which intersected gold mineralization both in quartz veins and pyritic sediments. The best intersection in quartz vein, and the best drill intersection at Isle aux Morts to date, is 17.76 g/t gold over 6.8 metres including 47.22 g/t gold over 2.0 metres. The best intersection in the altered pyritic sediments is 3.74 g/t gold over 8.0 metres.

The Company has received support from the Government of Newfoundland & Labrador in the form of a $78,830.00 grant under its Junior Company Exploration Assistance Program. The grant will partially reimburses expenditures on the upcoming drill program at the 04 deposit.

Kerry Sparkes, Director of the Company, is the designated Qualified Person responsible for the exploration program on the property and the person responsible for the technical information in this news release.

On behalf of the Board of Directors, TERRA NOVA GOLD CORP.

"Harvey Keats"
President
TERRA NOVA GOLD CORP.
1360 – 605 Robson Street, Vancouver, BC, V6B 5J3
Tel: (604) 684-6535 ? Fax: (604) 602-9311 ? Toll Free: 1-800-565-5336
Web: www.terranovagold.com ? E-Mail: terranova@bed-rock.com The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.